Exhibit 99.1

Company announcement – No. 25 / 2021

Zealand Pharma announces publication of Phase 3 trial evaluating efficacy and safety of dasiglucagon for treatment of severe hypoglycemia in adult patients with diabetes

Copenhagen, DK and Boston, MA, U.S., May 3, 2021 – Zealand Pharma A/S (NASDAQ: ZEAL) (CVR-no. 20045078), a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines, today announced that Diabetes Care has published results from its Phase 3 trial evaluating dasiglucagon for the treatment of severe hypoglycemia in adults with diabetes. The article is available online, and will appear in Diabetes Care.

The study found that dasiglucagon administration resulted in a reversal of hypoglycemia (with a median recovery time of 10 minutes) with 99% of trial participants reaching recovery within 15 minutes. "The results of this trial add significantly to the clinical evidence supporting the use of dasiglucagon for the treatment of severe hypoglycemia, and these data build upon the strong clinical data reported throughout dasiglucagon’s clinical trial program in this indication," said Thomas Pieber, Professor of Medicine, Head of the Division of Endocrinology and Metabolism and Chairman of the Department of Internal Medicine at Medical University of Graz, Austria. "This study provides convincing evidence of the potential of dasiglucagon as a treatment that can help patients and their caregivers to address severe hypoglycemia.”

The randomized, double-blind, placebo-controlled multicenter Phase 3 study enrolled 170 adults with type 1 diabetes, each randomized to receive a single subcutaneous dose of dasiglucagon 0.6 mg, placebo, or reconstituted glucagon 1 mg during controlled insulin-induced hypoglycemia. The primary efficacy endpoint was time to plasma glucose recovery, defined as an increase of more than 20 mg/dL from baseline without the need for rescue with intravenous glucose, in adult patients treated with dasiglucagon versus placebo, with reconstituted glucagon included as a reference.

In this study, the median time to recovery was 10 minutes for dasiglucagon, compared to 40 minutes for placebo (P < 0.001); and 12 minutes for reconstituted glucagon. In the dasiglucagon group, plasma glucose recovery was achieved within 15 minutes in all but one participant (99%), superior to placebo (2%; P < 0.001) and similar to glucagon (95%). All patients achieved recovery within the study period after receiving one dose. The most common adverse events reported (≥2%) were nausea, vomiting, headache, diarrhea, and injection site pain in adults.

“The outcomes from this study are clinically meaningful and offer patients impacted by severe hypoglycemia an additional treatment option,” said Frank Sanders, President of Zealand Pharma U.S. “As minutes matter in severe hypoglycemia, this is an incredibly promising and exciting moment for both patients and Zealand.”

INDICATION

ZEGALOGUE (dasiglucagon) injection is indicated for the treatment of severe hypoglycemia in pediatric and adult patients with diabetes aged 6 years and above.

IMPORTANT SAFETY INFORMATION

Contraindications

ZEGALOGUE is contraindicated in patients with pheochromocytoma because of the risk of substantial increase in blood pressure and in patients with insulinoma because of the risk of hypoglycemia.

Warnings and Precautions

ZEGALOGUE is contraindicated in patients with pheochromocytoma because glucagon products may stimulate the release of catecholamines from the tumor. If the patient develops a substantial increase in blood pressure and a previously undiagnosed pheochromocytoma is suspected, 5 to 10 mg of phentolamine mesylate, administered intravenously, has been shown to be effective in lowering blood pressure.

In patients with insulinoma, administration of glucagon products may produce an initial increase in blood glucose; however, ZEGALOGUE administration may directly or indirectly (through an initial rise in blood glucose) stimulate exaggerated insulin release from an insulinoma and cause hypoglycemia. ZEGALOGUE is contraindicated in patients with insulinoma. If a patient develops symptoms of hypoglycemia after a dose of ZEGALOGUE, give glucose orally or intravenously.

Allergic reactions have been reported with glucagon products; these include generalized rash, and in some cases anaphylactic shock with breathing difficulties and hypotension. Advise patients to seek immediate medical attention if they experience any symptoms of serious hypersensitivity reactions.

ZEGALOGUE is effective in treating hypoglycemia only if sufficient hepatic glycogen is present. Patients in states of starvation, with adrenal insufficiency or chronic hypoglycemia may not have adequate levels of hepatic glycogen for ZEGALOGUE administration to be effective. Patients with these conditions should be treated with glucose.

Adverse Reactions

The most common adverse reactions (≥2%) associated with ZEGALOGUE in adults were nausea, vomiting, headache, diarrhea and injection site pain; in pediatrics: nausea, vomiting, headache and injection site pain.

Drug Interactions

Patients taking beta-blockers may have a transient increase in pulse and blood pressure when given ZEGALOGUE. In patients taking indomethacin, ZEGALOGUE may lose its ability to raise blood glucose or may produce hypoglycemia. ZEGALOGUE may increase the anticoagulant effect of warfarin.

Please click here to see the full Prescribing Information for Zegalogue.

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq: ZEAL) ("Zealand") is a biotechnology company focused on the discovery, development and commercialization of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s robust pipeline of investigational medicines includes three candidates in late stage development. Zealand markets V-Go®, abasal-bolus insulin delivery option for people with diabetes and has received approval for Zegalogue® (dasiglucagon), the first and only glucagon analogue for the treatment of severe hypoglycemia in pediatric and adult patients with diabetes aged 6 and above. License collaborations with Boehringer Ingelheim and Alexion Pharmaceuticals create opportunity for more patients to potentially benefit from Zealand-invented peptide therapeutics. Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in New York, Boston, and Marlborough (MA). For more information about Zealand’s business and activities, please visit https://link.edgepilot.com/s/2e3f1c5e/1XlYW7xM7USBZNCPqoZTsg?u=http://www.zealandpharma.com/.

Forward Looking Statements

This press release contains “forward-looking statements,” as that terms is defined in the Private Securities Litigation Reform Act of 1995, as amended, that provide Zealand Pharma’s expectations or forecasts of future events regarding the research, development and commercialization of pharmaceutical products. These forward-looking statements may be identified by words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “possible,” “potential,” “will,” “would” and other words and terms of similar meaning. You should not place undue reliance on these statements, or the scientific data presented. The reader is cautioned not to rely on these forward-looking statements. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect, and which include, but are not limited to, the occurrence of adverse safety events; risks of unexpected costs or delays; unexpected concerns that may arise from additional data, analysis or results obtained during clinical trials; failure to protect and enforce our data, intellectual property and other proprietary rights and uncertainties relating to intellectual property claims and challenges; regulatory authorities may require additional information or further studies, or may fail to approve or may delay approval of our drug candidates or expansion of product labeling; failure to obtain regulatory approvals in other jurisdictions; product liability claims; and the direct and indirect impacts of the ongoing COVID-19 pandemic on our business, results of operations and financial condition. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand Pharma as of the date of this release. We do not undertake to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. Information concerning pharmaceuticals (including compounds under development) contained within this material is not intended as advertising or medical advice.

For further information, please contact:

Ashley Paskalis
Syneos Health
Ashley.Paskalis@syneoshealth.com

Zealand Pharma Investor Relations

Claudia Styslinger
Argot Partners
investors@zealandpharma.com